Exhibit 5

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON MINES ANNOUNCES C$65 MILLION “BOUGHT DEAL”
FINANCING
Toronto, ON — February 23, 2011: Denison Mines Corp. (TSX: DML; NYSE AMEX: DNN) (“Denison”) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers, which have agreed to purchase, on a bought deal basis, 18.3 million common shares of Denison at a purchase price of C$3.55 per common share (the “Offering Price”), for aggregate gross proceeds in the amount of C$64,965,000.
The offering is scheduled to close on or about March 15, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE Amex LLC and the securities regulatory authorities.
In accordance with an existing agreement between the Company and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO is entitled (but not required) to subscribe for additional common shares of the Company in a separate private placement transaction in order to maintain its existing 15.83% shareholding level. KEPCO will be entitled to subscribe for approximately 3.4 million common shares at the subscription price of C$3.55 per share.
This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
About Denison
Denison Mines Corp. is mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca basin as well as large land positions in the United States, Canada, Mongolia and Zambia.

For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
This document contains forward-looking statements. More particularly, this document contains statements which include, but are not limited to, the timing of closing of the Offering, the Company’s plans to file a prospectus, the Company’s planned use of proceeds of the Offering, and the expectations of the Company regarding the receipt of the required regulatory approvals.
The forward-looking statements are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.